FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number    000-26495

Commtouch Software Ltd.
(Translation of registrant’s name into English)

4A Hazoran Street
Poleg Industrial Park, P.O. Box 8511
Netanya 42504, Israel
011-972-9-863-6888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

COMMTOUCH SOFTWARE LTD.

FORM 6-K

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements, including projections about Commtouch’s business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and other US securities laws. In addition, statements in the future tense, and statements including words such as “expect”, “plan”, “estimate”, anticipate”, or “believe” are forward-looking statements. These statements are based on information available to Commtouch at the time of the Report; Commtouch assumes no obligation to update any of them. The statements in this Report are not guarantees of future performance and actual results could differ materially from Commtouch’s current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors including pricing pressures; technological developments, and products offered by competitors; the availability of resources from suppliers and other third parties; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the company’s Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov. Except as required by law, Commtouch undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

Purposes of this Report

1.	Summary description of acquisition of eleven Gesellschaft zur Entwicklung und Vermarktung von Netzwerktechnologien mbH (“eleven”):

a.	On November 16, 2012, Commtouch and eleven simultaneously signed and closed a Share Purchase Agreement under which a Commtouch affiliated entity has acquired the entire business of eleven, including:

	i.	all outstanding shares of eleven from its current shareholders;
	ii.	eleven’s products and services, including its eXpurgate line of products, which are aimed at protecting customers against email-borne spam, viruses and other such Internet related threats;
	iii.	all contracts with OEM licensees pursuant to which such licensees are authorized to integrate the eleven API/SDK into their solutions and to sell and support such integrated solutions;
	iv.	all contracts with distributors and resellers pursuant to which such entities are authorized to sell the eleven products and services;

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		v.	all direct contracts with enterprises, businesses, and ISPs pursuant to which eleven provides direct service through a hosted managed service offering or on-premise managed platform;
		vi.	all eleven products’ intellectual property, including all interests in relevant brand names and all associated trademarks, trade names and related property; and
		vii.	all assets and liabilities of eleven, including all fixed assets, such as data center servers, computer equipment, furniture, fixtures, office equipment, supplies, and other tangible personal property connected with eleven.

	b.	In consideration for the sale of eleven, at the closing Commtouch paid:

		i.	in cash, the sum of €9.05 million ($11.53 million), including €1.84 million ($2.34 million) cash which will stay in the business for a net purchase price of €7.21 million ($9.19 million); €0.82 million ($1.05 million) of the cash price will be placed in escrow, for release to the sellers in one installment on the one year anniversary of the closing of the transaction, provided those funds are not needed to satisfy certain obligations of eleven relating to the pre-closing period;
		ii.	in equity, 806,750 restricted ordinary shares in Commtouch, worth approximately $2.10 million based on an averaging of Commtouch’s ordinary share price on the day of closing; and
		iii.	additionally, from the closing and through December, 2015, Commtouch shall make periodic earnout payments to the sellers calculated at between 3% - 12% of certain revenues generated by eleven’s platform, products, and services.

	c.	60 new employees have joined the Commtouch organization by virtue of the acquisition of eleven, and they will remain under the supervision of Mr. Robert Rothe, the CEO and founder of eleven, who will serve as Managing Director of the newly acquired eleven. Furthermore, Mr. Rothe has joined Commtouch as Chief Technical Officer (CTO).

	d.	The financial results of the Commtouch affiliated entity, through which the acquisition was consummated, will be included in the consolidated financial results of Commtouch.

2.	Attached as Exhibit 99.1 hereto is Commtouch’s press release announcing the acquisition of eleven.

Information Incorporated by Reference

The above information is hereby incorporated by reference into Commtouch’s Registration Statements on Form S-8, Registration Nos. 333-94995, 333-141177, 333-65532, 333-151929, 333-162104, 333-174748 and 333-180453, and on Form F-3, Registration No. 333-131272, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, Commtouch has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMTOUCH SOFTWARE LTD.
(Registrant)

Date: November 21, 2012	By	/s/ Ron Ela
Ron Ela Chief Financial Officer

Exhibit Index

Exhibit Number	Description of Exhibit

99.1	Press release of November 19, 2012 regarding Commtouch’s acquisition of eleven

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